





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66911

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Niagara International Capital Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

757 Third Avenue, 21st Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas Sheumack 646-681-6349
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, Nicholas Sheumack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Niagara International Capital Limited, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public 1.12.2021

Notary Public State of Florida
Kimberly L Fishman
My Commission GG 325216
Expires 04/17/2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NIAGARA INTERNATIONAL CAPITAL LIMITED

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2020

NIAGARA INTERNATIONAL CAPITAL LIMITED

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2020

TABLE OF CONTENTS



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Niagara International Capital Limited

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Niagara International Capital Limited as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Niagara International Capital Limited as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Niagara International Capital Limited's management. Our responsibility is to express an opinion on Niagara International Capital Limited's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Niagara International Capital Limited in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Niagara International Capital Limited's financial statements. The supplemental information is the responsibility of Niagara International Capital Limited's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

We have served as Niagara International Capital Limited's auditor since 2019.

Celeste, Texas
January 22, 2021

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 1 Fax (214) 358-0222 phil@pvgeorge.com

NIAGARA INTERNATIONAL CAPITAL LIMITED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

Assets	
Cash	$ 684,680
Prepaid expenses	3,972
Total Assets	$ 688,652
Liabilities and Stockholder's Equity	
Liabilities	$ -
Common stock, no par value, stated value $1,250 per share, 200 shares authorized, 4 shares issued and outstanding	5,000
Additional paid-in capital	1,536,170
Accumulated deficit	(852,518)
Total stockholder's equity	688,652
Total Liabilities and Stockholder's Equity	$ 688,652

The accompanying notes are an integral part of these financial statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2020

Revenues:		
Other revenue	$	5,997
Interest income		816
Total Revenues		6,813
Expenses:		
Compensation and related costs		5,625
Office and administrative services - related party		93,012
Regulatory fees		6,432
Other expenses		95
Total Expenses		113,664
Net Income	$	(106,851)

The accompanying notes are an integral part of these financial statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2020

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances, December 31, 2019	$ 5,000	$ 1,536,170	$ (745,667)	$ 795,503
Net Loss	-	-	(106,851)	(106,851)
Balances, December 31, 2020	$ 5,000	$ 1,536,170	$ (852,518)	$ 688,652

The accompanying notes are an integral part of these financial statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities:	
Net loss	(106,851)
Adjustments required to reconcile net loss to cash used in operating activities:	
Change in assets and liabilities:	
Decrease in prepaid expenses	710
Decrease in accounts payable and accrued expenses	(90,647)
Net cash used in operating activities:	(196,788)
Net decrease in cash	(196,788)
Cash - beginning of year	881,468
Cash - end of year	$ 684,680

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for :

Income taxes - state	$ -
Interest	$ -

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of business:

Niagara International Capital Limited (the "Company"), was organized in May 2007 as a New York limited liability company. The Company is a wholly owned subsidiary of Rossendale Group, Inc. (the "Parent"), a New York corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corp. ("SIPC").

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

The Company's operations consist of providing merger and acquisition services, through referrals from Sheumack & Co. GMA, LLC ("Sheumack"), a related party.

Note 2 – Summary of significant accounting policies:

Use of estimates:
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:
Revenue from contracts with customers includes advisory services on mergers and acquisitions (M&A). The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue for M&A advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed, generally the closing date of the transaction.

Note 2 – Summary of significant accounting policies (continued):

Income taxes:

The Company had elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code ("IRC") and the Parent has elected under the IRC for the Company to be treated as a qualified Subchapter S Subsidiary ("Qsub") of the Parent. Under the Qsub election, the Company is disregarded for federal tax purposes; therefore, all taxable income or loss flows through to the Parent's S-corporation tax return, resulting in all the federal tax liabilities or benefits relating to the operations of the Company and the Parent passing through to the individual shareholders of the Parent; therefore, federal income taxes are not payable by, or provided for, the Company.

The Company is subject to state income taxes.

As of December 31, 2020, open Federal tax years subject to examination include the tax years ended December 31, 2017 through December 31, 2019.

Note 3 – Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.   At December 31, 2020, the Company had net capital of $684,680, which was $679,680 in excess of its net capital requirement of $5,000. The Company's net capital ratio was zero to 1.

Note 4 - Related party transactions/Concentration/Economic dependency:

The Company, Parent and Sheumack are under common control and the Company is economically dependent on its Parent and Sheumack. The existence of that control and dependency creates operating results and financial position significantly different than if the Companies were autonomous. Transactions between the Company and Sheumack were not consummated on terms equivalent to arm's length transactions.

The Company provides merger and acquisition services through referrals from Sheumack.

Note 4 - Related party transactions/Concentration/Economic dependency (continued):

Sheumack acts as a common paymaster for the Company, which the Company settles on a regular basis.

The Company and Sheumack have entered into an office and administrative services agreement ("Agreement"), last amended on January 1, 2020. The Agreement was for an initial one-year term and is automatically renewable unless canceled by either Party. Under the Agreement, Sheumack provides management and back office services required by the Company, including, but not limited to administrative services, office space, office equipment and supplies, payroll (excluding commissions), marketing, sales, legal and accounting services. The Agreement required the Company to pay a proportional allocation services fee of approximately $7,751 per month for the year of 2020. Fees under the Agreement totaled $93,012 for the year ended December 31, 2020.

Note 5 – Concentration of credit risk:

At various times during the year the Company maintains cash balances at one national bank in excess of federally insured amounts. Cash balances fluctuate on a daily basis. At December 31, 2020, cash held in excess of the FDIC insurance totaled $434,680.

Note 6 – Contingencies:

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 7 – Subsequent events:

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2020, through January 22, 2021, the date which the financial statements were available to be issued.

Reconciliation of Computation of Net Capital
SCHEDULE I

NIAGARA INTERNATIONAL CAPITAL LIMITED
SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17A-5
DECEMBER 31, 2020

Computation of Net Capital

Stockholder's equity qualified for net capital	$	688,652
Non-allowable assets:		
Prepaid expenses		3,972
Total non-allowable assets		3,972
Net capital	$	684,680
Aggregate indebtedness:		
Total aggregate indebtedness	$	-
Minimum net capital requirement - the greater of $5,000		
or 6 2/3% of aggregate indebtedness	$	5,000
Excess net capital	$	679,680
Ratio of aggregate indebtedness to net capital		0.0 to 1

Reconciliation of Computation of Net Capital
The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2020 as filed by Niagara International Capital Limited on Form X-17A-5. Accordingly, no reconciliation is necessary.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements
The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. The Company does not hold funds or securities. As a Non-Covered Firm, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm.



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Niagara International Capital Limited

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Niagara International Capital Limited does not claim an exemption from 17 C.F.R. §240.15c3-3, and (2) Niagara International Capital Limited is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 as a Non-Covered Firm as it limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and Niagara International Capital Limited (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Niagara International Capital Limited's management is responsible for compliance with the Non-Covered Firm Provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Niagara International Capital Limited's compliance with the Non-Covered Firm provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Non-Covered Firm provision.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
January 22, 2021

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Niagara International Capital Limited

757 Third Avenue, 21ˢᵗ Floor / New York, New York 10017
646-681-6349

Exemption Report

Niagara International Capital Limited is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Niagara International Capital Limited

I, Nicholas Sheumack, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Nicholas Sheumack, Chief Executive Officer
January 15, 2021